Exhibit 99.1

Correvio Announces Presentation Of Brinavess Data At Belgian Society Of Cardiology 2019 Annual Congress

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VANCOUVER, Feb. 7, 2019 /CNW/ - Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced the presentation of clinical data highlighting the low  rate of hospitalization in patients treated with Brinavess® (vernakalant hydrochloride, IV), its antiarrhythmic drug for the rapid conversion of recent onset atrial fibrillation (AF), at the Belgian Society of Cardiology (BSC) 2019 Annual Congress, being held Feb 7-8, 2019 in Brussels, Belgium. The presentation will include data from a clinical survey assessing patients with acute AF treated with Brinavess in Belgian hospitals.

The data from this survey, which was mandated by Belgium's National Institute for Health and Disability Insurance (NIHDI), was provided by six participating hospitals, enrolling a total of 97 patients that were treated with Brinavess in the emergency room setting over a 15.5-month period during 2017 and 2018. The data demonstrated that treatment with Brinavess successfully avoided hospitalization for 85.4% of all treated patients. Treatment with Brinavess also significantly decreased the use of electric cardioversion, with 84.1% of patients avoiding electric cardioversion.  Hospitalization post-vernakalant treatment did not appear to be center-dependent and the need for hospitalization and electric cardioversion tended to be linked in all clinical centers.  These data supported NIHDI's decision to award reimbursement for Brinavess in August 2018.

"The data being presented at BSC this year continue to demonstrate Brinavess' potential in acute AF in the emergency room setting," said Carin Heringa, Correvio's Head of Medical Affairs. "In this study, treatment with Brinavess resulted in restoration of normal heart rhythm in more than 80% of patients and the need for electric cardioversion and/or hospitalization was avoided in at least 84% of patients.  This real-world clinical information continues to support our belief that Brinavess will be an important treatment alternative for patients with recent onset AF, particularly those who may benefit from pharmacologic cardioversion, and we are pleased to be sharing it with the medical and scientific communities."

This data was also recently presented at the Belgian Society of Emergency and Disaster Medicine (BeSEDiM) 2019 Annual Symposium.

Details for the BSC 2019 Brinavess presentation are as follows:

Title: Potential discharge of vernakalant-treated patients from the emergency room after successful cardioversion of acute atrial fibrillation
Presenter: Dr. Hans Vandekerkhove
Date and time: Thursday, February 7, 2019; 12:45-13:45
Location: SQUARE Conference Centre, Mont des Arts, 1000 Brussels, Belgium

About Atrial Fibrillation

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.1 AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.1 According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to between 5.6 million to 12 million in 2030.2

There are two strategies to manage AF, namely, rhythm- or rate-control.  A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.1,3 Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.1

About Brinavess®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation < 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation <3 days duration.  Vernakalant IV is not approved for use in the United States.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension. Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

References

1. January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2. Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the
American Heart Association. Circulation. 2016 Jan 26;133(4):e38-60.
3. Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the
Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J.
2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These forward-looking statements may include, but are not limited to: any possible regulatory path forward with respect to Brinavess®, including, specifically, resubmission of an NDA for Brinavess® and the timing of such resubmission and any related review by or correspondence with the FDA; any future rise in the prevalence of AF in the United States and the potential benefits of a rhythm-control strategy to prevent progression of AF; as well as the maximum possible extension of patent term that might be available covering the use of Brinavess.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to the risks titled "Clinical trials for our product candidates are expensive and time consuming, and their outcome is uncertain" and "The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later trials or in the commercial setting" in Correvio's Annual Report on Form 20-F for the year ended December 31, 2017. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

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For further information: Justin Renz, CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com/claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 08:00e 07-FEB-19